October 2009
Pricing Sheet No. 9 dated October 27, 2009, relating to
STRUCTURED INVESTMENTS Opportunities in U.S. Equities	Preliminary Terms No. 9 dated September 24, 2009
Registration Statement No. 333-145845
Filed pursuant to Rule 433

Capital Protected Notes due April 28, 2015
Based on the Value of the S&P 500® Index

PRICING TERMS – OCTOBER 23, 2009
Issuer:	Barclays Bank PLC
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$6,203,890
Pricing date:	October 23, 2009
Original issue date:	October 28, 2009 (3 business days after the pricing date)
Maturity date:	April 28, 2015
Interest:	None
Principal protection:	100%
Underlying index:	The S&P 500® Index (the “Index”)
Payment at maturity:	The payment at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any, subject to the maximum payment at maturity
In no event will the payment at maturity be less than $10 or greater than the maximum payment at maturity.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	$15.05 (150.50%) per Note.
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,079.60; the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	April 23, 2015, subject to adjustment for certain market disruption events.
CUSIP:	06739J863
ISIN:	US06739J8633
Listing:	We do not intend to list the Notes on any securities exchange.
Selected Dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$10.00	$0.35	$9.65
Total	$6,203,890	$217,136.15	$5,986,753.85

(1)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Syndicate Information” on page 7 of the pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY TERMS NO. 9, PROSPECTUS SUPPLEMENT, PROSPECTUS AND INDEX SUPPLEMENT, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The PLUS are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.

Preliminary Terms No. 9 dated September 24, 2009
Prospectus dated February 10, 2009
Prospectus Supplement dated September 14, 2009
Index Supplement dated September 14, 2009

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1011). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue-Attn. US InvSol Support, New York, NY 10019

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.